UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68278

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brevan Howard US LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas, 28th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Portnoff	+1 212-751-4422	dportnoff@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David Portnoff_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Brevan Howard US LLC_____, as of __12/31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 _25_

Signature:

Title:
Chief Financial Officer/FINOP

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Financial Statement

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brevan Howard US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brevan Howard US LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brevan Howard US LLC's management. Our responsibility is to express an opinion on Brevan Howard US LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brevan Howard US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Brevan Howard US LLC’s auditor since 2018.
New York, New York
April 1, 2024

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2023

Assets

Assets:		
Cash and cash equivalents	$	22,149,604
Investments, at fair value		3,300,554
Accounts receivable		674,423
Prepaid expenses		78,453
Total Assets	$	26,203,034

Liabilities and Member's capital

Liabilities:		
Accrued compensation and benefits	$	11,987,570
Accounts payable and other accrued expenses		6,516,861
Total Liabilities		18,504,431
Contingency (note 3)		
Member's capital		7,698,603
Total Liabilities and Member's capital	$	26,203,034

See accompanying notes to financial statement.

(1)   Organization and General

Brevan Howard US LLC ("BHUSLLC" or the "Company") was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited ("BHBDHL"), a company incorporated with limited liability under the laws of the Cayman Islands. BHUSLLC is an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP ("BHCMLP" or the "Parent"), a limited partnership established under the laws of Jersey, Channel Islands. Effective January 1, 2015, BHBDHL became a wholly owned subsidiary of Brevan Howard US Investment Management LP ("BHUSIM"). The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority ("FINRA").

(2)   Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

(a)   Use of Estimates

The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b)   Revenue from Contracts with Customers

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2023, there were receivables of $674,423 reported in the Statement of Financial Condition of which $183,975 was due from BH-DG, $17,457 was due from an affiliate for unreimbursed expenses, and $472,991 was due from BHCMLP.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (if the right to payment is conditional on something other than the passage of time) and are derecognized when it either becomes a receivable or the cash is received. As of December 31, 2023, the Company had no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. Contract liabilities are reported as deferred revenue on the Statement of Financial Condition. As of December 31, 2023, or during the year, the Company had no contract liabilities

(c)   Income Taxes

The Company complies with Accounting Standards Update ("ASU") No. 2019-12 (Topic 740), which simplifies the accounting for legal entities not subject to tax. The Company is a single member limited liability company, and accordingly is a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020.

In accordance with ASC 740, *Income Taxes*, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statement as of December 31, 2023.

(d)   Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or interest earning deposits. At December 31, 2023, the Company's cash is comprised of bank and money market account deposits in the amount of $22,149,604 of which $250,000 is federally insured. The Company had $113,359 in cash equivalents at December 31, 2023..

(e)   Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits, however, the Company does not believe it is exposed to any significant credit risk.

(f)   Employee Costs

Discretionary and contractual bonuses to staff for services in 2023 are recognized as accrued compensation and benefits on the Statement of Financial Condition.

(3)   Contingency

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date this financial statement was issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(4) Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(5) Allowance for Credit Losses

The Company recognizes allowance for credit losses in accordance with ASC Topic 326, *Financial Instruments — Credit Losses* ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company determined that its receivable from BHDG totaling $183,975 as of December 31, 2023 and cash and cash equivalents were the only items in scope of the new guidance.

In consideration of the historical loss-rate of zero since inception for these asset classes, while considering other current and future economic conditions, the Company assessed the risk of default from these counter parties to be virtually non-existent and considers any resultant allowance to be not material to the users of this financials statement. The Company will continue to evaluate the appropriateness of a credit loss allowance on these financial assets as facts and circumstances evolve.

(6) Related-Party Transactions

Investments, at fair value

The Company awards bonuses to a selected group of its employees for services rendered. A portion of these awards is subject to deferral for a period of two years. Deferred awards for the year ended December 31, 2023 amounted to $3,120,000. Employees can express a preference that the deferred balance be invested in private Brevan Howard funds with such investments made by Brevan Howard Nominee Services Limited ("BHNSL") on the Company's behalf. As of December 31, 2023, the fair value of the investments was $3,300,554. The Company values its investments in the private Brevan Howard funds using the net asset value provided by the underlying funds as a practical expedient, unless it is probable that the Company will sell a portion of an investment at an amount different from the NAV of the investment.

Placement Fees

As of December 31, 2023, the Company had a receivable of $472,991 due from BHCMLP for the balance of its December placement fee. The Company also had a receivable in the amount of $183,975 at December 31, 2023, under the placement agreement with BH-DG.

Fees Paid to Affiliates

As of December 31, 2023, there was a total of $1,965,343 due to BHUSIM, which the Company reports as part of Accounts payable and other accrued expenses in its Statement of Financial Condition.

(6)   Related Party Transactions (continued)

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(7)   Fair Value of Financial Instruments

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

Investments held by the Company are measured using net asset value as a practical expedient and are not categorized within the fair value hierarchy.

(8)   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of October 2, 2017, FINRA approved the Company maintain a minimum net capital requirement of $5,000 (or 6.67% of aggregate liabilities) pursuant to Rule 15c3-1. As of December 31, 2023, the Company had net capital of $6,864,673 and excess net capital of $5,845,678. The Company maintained compliance with the requirements of the Net Capital Rule at all times during the year.

The Company's business activities are limited to those of a Capital Acquisition Broker and, therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

(9)   Retirement Plan

The Company offers participation in a retirement plan to all eligible employees to which it makes Safe Harbor Contributions.

(10) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date this financial statement was issued.